UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER TO RULE 13a or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: July 2022 File No.: 001-31891

TransGlobe Energy Corporation

(Translation of Registrant’s Name into English)

#900, 444 - 5th Avenue S.W., Calgary, AB T2P 2T8

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ ] Form 40-F [ X ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

[ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

[ ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TransGlobe Energy Corporation
(Registrant)

By:/s/ Edward Ok/

Date: July 14, 2022	Name: Edward Ok
Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit Number 99.1	Description Press Release: BUSINESS COMBINATION OF VAALCO AND TRANSGLOBE
99.2	Arrangement Agreement dated July 13, 2022
99.3	Material Change Report dated July 14, 2022
99.4	TransGlobe Voting Agreements dated July 13, 2022
99.5	VAALCO Voting Agreements dated July 13, 2022